SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VIASYSTEMS GROUP, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92553H803

(CUSIP Number)

Thomas T. Edman

President and Chief Executive Officer

TTM Technologies, Inc.

1665 Scenic Avenue, Suite 250, Costa Mesa, CA 92626

(714) 327-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Brian H. Blaney, Esq.

Greenberg Traurig, LLP

2375 E. Camelback Rd., Suite 700

Phoenix, AZ 85016

September 21, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92553H803	13D	Page 1 of 9 Pages

1	NAME OF REPORTING PERSONS TTM Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 13,967,076 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,967,076 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 92553H803	13D	Page 2 of 9 Pages

(1) As more fully described in the responses to Items 3 through 6 of this Schedule 13D, the Reporting Person may be deemed to have beneficial ownership of an aggregate of 13,967,076 shares of common stock, $0.01 par value per share, of Viasystems Group, Inc. (the “Company”) based on representations made by the Stockholders pursuant to the Voting Agreements (each as defined in Item 4), which is equal to approximately 66.8% of the voting power of the issued and outstanding shares of Common Stock of the Company as of September 19, 2014, based on 20,917,369 shares of Common Stock of the Company issued and outstanding as of September 19, 2014, as represented by the Company in the Merger Agreement (as defined under Item 4 of this Schedule 13D). Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

CUSIP No. 92553H803	13D	Page 3 of 9 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Viasystems Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 101 South Hanley Road, St. Louis, MO 63105.

Item 2.	Identity and Background

(a) – (c) This Schedule 13D is being filed on behalf of TTM Technologies, Inc., a Delaware corporation (the “Parent”). The address of Parent’s principal business office is 1665 Scenic Avenue, Suite 250, Costa Mesa, CA 92626. The principal business of Parent is the manufacturing of complex printed circuit board products and backplane assemblies.

Certain information concerning the executive officers and directors of Parent is set forth on Schedule A hereto and is incorporated herein by reference.

(d) – (e) During the last five years, neither Parent nor, to the knowledge of Parent, any of the executive officers and directors listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, in connection with the execution of the Merger Agreement, the Stockholders entered into the Voting Agreements with Parent pursuant to which each Stockholder has agreed, among other things, to vote (and has granted Parent an irrevocable proxy to vote) all of their shares of Common Stock of the Company in favor of the approval and adoption of the Merger, the Merger Agreement and any other actions related thereto or in furtherance of the consummation of the Merger and the related transactions. The shares of Common Stock of the Company to which this Schedule 13D relate have not been purchased by Parent, and thus no funds have been used for such purpose.

Other than the consideration to be paid by Parent pursuant to the Merger Agreement at or following the completion of the Merger in accordance with the terms and conditions of the Merger Agreement, Parent has paid no funds or other consideration in connection with the execution and delivery of the Voting Agreements. The Stockholders will receive the same consideration per share of Common Stock as other stockholders receive pursuant to the terms of the Merger Agreement. The Voting Agreements and the Merger Agreement are described below in Item 4, which is incorporated herein by reference in response to this Item 3.

Shared voting power with respect to the Common Stock owned by each Stockholder may be deemed to have been acquired by Parent through execution of the Voting Agreements. Parent disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Parent as to the beneficial ownership of such shares.

CUSIP No. 92553H803	13D	Page 4 of 9 Pages

Item 4.	Purpose of the Transaction

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

Merger Agreement

On September 21, 2014, Parent, Vector Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Parent has agreed to acquire the Company through a merger of Merger Sub with and into the Company (the “Merger”), with the Company to be the surviving corporation (the “Surviving Corporation”) at the effective time of the Merger (the “Effective Time”). As a result of the Merger, the Company will become a wholly owned subsidiary of Parent. The Board of Directors of Parent, Merger Sub and the Company approved the Merger and Merger Agreement.

Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, at the Effective Time, each share of Common Stock of the Company issued and outstanding immediately prior to the Effective Time (other than shares (i) held in treasury of the Company, (ii) owned, directly or indirectly, by a wholly owned subsidiary of the Company, Parent or Merger Sub, or (iii) owned by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) will be automatically converted into the right to receive a combination of (a) $11.33 in cash, without interest, and (b) 0.706 of a share of validly issued, fully paid and nonassessable common stock, par value $0.001 per share, of Parent.

In connection with the Merger Agreement, Parent received a commitment for a senior secured asset-backed revolving facility and a senior secured term loan B facility in an aggregate principal amount of up to $1,265 million (the “Facility”) from J.P. Morgan Securities LLC and Barclays Bank PLLC. Subject to certain customary terms and conditions, the Facility may be used to fund the Merger and to pay the related fees and expenses. The closing of the Facility and the availability of the loans under the Facility are subject to the satisfaction of certain customary and other conditions, including entry into definitive loan documentation for the Facility, consummation of the Merger, and absence of a material adverse effect with respect to the Company.

Pursuant to the Merger Agreement, at the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time will become the directors of the Surviving Corporation, (ii) the officers of Merger Sub immediately prior to the Effective Time will become the officers of the Surviving Corporation and (iii) the certificate of incorporation and bylaws of Merger Sub will become the certificate of incorporation and bylaws of the Surviving Corporation, except the references to Merger Sub’s name will be replaced by references to “Viasystems Group, Inc.,” until thereafter amended as provided therein or by applicable law. Following the completion of the Merger, the Common Stock will be delisted from and will no longer be traded on the NASDAQ Stock Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

The completion of the Merger is subject to various customary conditions, including, among others, (i) obtaining the approval of the Company’s stockholders, (ii) obtaining clearance under the Hart-Scott-Rodino Antitrust Improvements Act, as amended, (iii) effectiveness of a registration statement on Form S-4, and (iv) subject to certain materiality exceptions, the accuracy of the representations and warranties made by Parent and the Company, respectively, and compliance by Parent and the Company with their respective obligations under the Merger Agreement. In addition, the completion of the Merger is subject to obtaining clearance under other foreign antitrust laws, such as the Antimonopoly Law (China), the Act Against Restrictions of Competition (Germany) and the Competition Act (Estonia), each as may be amended from time to time, and approval from the Committee on Foreign Investment in the United States.

CUSIP No. 92553H803	13D	Page 5 of 9 Pages

Voting Agreements

In connection with the execution of the Merger Agreement, Parent entered into a Voting Agreement (the “HM Voting Agreement”) with Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3 Coinvestors, L.P., HMTF Equity Fund IV (1999), L.P., HMTF Private Equity Fund IV (1999), L.P., Hicks, Muse PG-IV (1999), C.V., HM 4-P (1999) Coinvestors, L.P., and HM 4-EQ Coinvestors, L.P. (collectively, the “HM Stockholders”) and a Voting Agreement (the “BD Voting Agreement” and, together with the HM Voting Agreement, the “Voting Agreements”) with GSC Recovery II, L.P., and GSC Recovery IIA, L.P. (collectively, the “BD Stockholders” and, collectively with the HM Stockholders, the “Stockholders”) pursuant to which each Stockholder agreed, among other things, to vote such Stockholder’s shares of Common Stock of the Company in favor of the Merger and the Merger Agreement and against (i) any alternative acquisition proposal, (ii) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of such Stockholder under the applicable Voting Agreement, and (iii) any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, the Company’s or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s certificate of incorporation or bylaws). The Voting Agreements provide that, prior to the consummation of the Merger (or earlier termination of the Merger Agreement), the Stockholders will not sell or transfer shares of Common Stock beneficially owned by them as of September 21, 2014 or acquired since such date, except in certain limited circumstances.

The shares of Common Stock of the Company subject to the Voting Agreements represent approximately 66.8% of the shares of Common Stock issued and outstanding as of September 19, 2014.

Under the terms of the Voting Agreements, each Voting Stockholder has granted Parent an irrevocable proxy with respect to the shares of Common Stock subject to the Voting Agreements, which proxy allows Parent to vote such shares in the manner set forth above.

Each of the Voting Agreements will terminate upon the earliest to occur of (i) the Effective Time, (ii) termination of the Merger Agreement in accordance with its terms, (iii) termination of the applicable Voting Agreement by mutual written consent of Parent and the Stockholders thereunder, (iv) the date of any material modification, waiver or amendment of the Merger Agreement that affects adversely the consideration payable to stockholders of the Company, and (v) the date on which the Board of Directors of the Company effects an Adverse Recommendation Change in light of the existence of an Intervening Event, each as defined in the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the Voting Agreements and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are incorporated herein by reference.

Except as set forth in this Schedule 13D, the Merger Agreement and the Voting Agreements, neither Parent nor, to Parent’s knowledge, any person named on Schedule A has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 92553H803	13D	Page 6 of 9 Pages

Item 5.	Interest in Securities of the Issuer

The responses of Parent to row (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a) – (b) Based on the representations of the Stockholders, as a result of the execution of the Voting Agreements, Parent may be deemed to beneficially own an aggregate of 13,967,076 shares of the Common Stock of the Company. Pursuant to the Voting Agreements, the Stockholders have agreed to vote, and have granted to Parent an irrevocable proxy to vote, the shares of Common Stock owned by such Stockholder in favor of the Merger and the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement. As a result, Parent may be deemed to have shared voting power with respect to the Common Stock owned by the Stockholders. Parent disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Parent as to the beneficial ownership of such shares.

To Parent’s knowledge, no shares of Common Stock are beneficially owned by any of the persons identified in Schedule A.

The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by Parent constitutes approximately 66.8% of the outstanding shares of Common Stock (based on 20,917,369 shares of Common Stock of the Company outstanding as of September 19, 2014).

(c) Except for the Merger Agreement, the Voting Agreements and the transactions contemplated by those agreements, neither Parent nor, to Parent’s knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d) To Parent’s knowledge, no persons other than the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company subject to the Voting Agreements.

(e) Not applicable.

As stated above, the above descriptions of the Merger Agreement and Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Except as set forth in this Schedule 13D, to the knowledge of Parent, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Parent and the persons listed in Schedule A hereto, and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 92553H803	13D	Page 7 of 9 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of September 21, 2014, by and among Viasystems Group, Inc., TTM Technologies, Inc. and Vector Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by TTM Technologies, Inc. on September 22, 2014).

Exhibit 2	Voting Agreement, dated as of September 21, 2014, by and among TTM Technologies, Inc., Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3 Coinvestors, L.P., HMTF Equity Fund IV (1999), L.P., HMTF Private Equity Fund IV (1999), L.P., Hicks, Muse PG-IV (1999), C.V., HM 4-P (1999) Coinvestors, L.P., and HM 4-EQ Coinvestors, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by TTM Technologies, Inc. on September 22, 2014).

Exhibit 3	Voting Agreement, dated as of September 21, 2014, by and among TTM Technologies, Inc., GSC Recovery II, L.P., and GSC Recovery IIA, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by TTM Technologies, Inc. on September 22, 2014).

CUSIP No. 92553H803	13D	Page 8 of 9 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: September 26, 2014	TTM TECHNOLOGIES, INC.

/s/ Todd B. Schull
	Name:	Todd B. Schull
	Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary

CUSIP No. 92553H803	13D	Page 9 of 9 Pages

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

TTM TECHNOLOGIES, INC.

The following table sets forth the name, present principal occupation or employment and the principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each executive officer and director of TTM Technologies, Inc. (“Parent”). Unless otherwise indicated, the business address of each such person is c/o TTM Technologies, Inc., 1665 Scenic Avenue, Suite 250, Costa Mesa, CA 92626.

Name	Present Principal Occupation or Employment	Citizenship
Board of Directors
Robert E. Klatell	Chairman of the Board and Director	USA

Kenton K. Alder	Director	USA

James K. Bass

Director

Director and member of the audit committee and chairman of the compensation committee of Tigrent, Inc., an investment training company, with its principal business address located at 1612 E. Cape Coral Parkway, Cape Coral, FL 33904

Director and member of the audit committee of Mercury Computer Systems, Inc., a provider of open sensor and big data processing systems, software and services, with its principal business address located at 201 Riverneck Road, Chelmsford, MA 01824

USA

Thomas T. Edman	Chief Executive Officer, President and Director	USA

Philip G. Franklin

Director

Senior Vice President and Chief Financial Officer of Littelfuse, Inc., a designer, manufacturer and seller of circuit protection devices, with its principal business address located at 8755 West Higgins Road, Suite 500, Chicago, IL 60631

USA

Ronald W. Iverson	Director	USA

John G. Mayer	Director	USA

Tang Chung Yen, Tom	Managing Director – Asia Pacific Region and Director	Hong Kong Special Administrative Region

Dov S. Zakheim

Director

Senior Fellow at CNA Corporation: Analysis & Solutions, a non-profit research and analysis organization, with its principal business address located at 3003 Washington Blvd., Arlington, VA 22201

Senior Advisor at the Center for Strategic and International Studies, a public policy research institution, with its principal business address located at 1616 Rhode Island Avenue, NW, Washington, DC 20036

USA

Executive Officers
Thomas T. Edman	President, Chief Executive Officer and Director	USA

Chung Tai Keung, Canice	Executive Vice President and President, Asia Pacific Business Unit	UK

Todd B. Schull	Executive Vice President, Chief Financial Officer, Treasurer and Secretary	USA

Douglas L. Soder	Executive Vice President and President, North America Business Unit	USA